As filed with the Securities and Exchange Commission on September 15,
                                      1997

                         Registration No. 811-__________

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                             ----------------------


                                   FORM N-8B-2


                             REGISTRATION STATEMENT

                            OF UNIT INVESTMENT TRUSTS

                     WHICH ARE CURRENTLY ISSUING SECURITIES

                         Pursuant to Section 8(b) of the

                         Investment Company Act of 1940


                             ----------------------


                         THE GUARDIAN SEPARATE ACCOUNT M
                         -------------------------------
                              (Exact Name of Trust)

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                               (Name of depositor)
                              201 Park Avenue South
                            New York, New York 10003
          (Complete address of depositor's principal executive offices)

                              201 Park Avenue South
                            New York, New York 10003
                            ------------------------
                   (Address of Principal Office of Registrant)

              Issuer of periodic payment plan certificates only for
                     purposes of information provided herein

I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                  The Guardian Separate Account M
                    (the "Separate Account")
                  The Separate Account has no Internal Revenue Service Employer Identification Number.

      (b) Furnish title of each class or series of securities issued by the trust.

                  Flexible Premium Adjustable Variable Life Insurance Policies (the "Policies")

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  The Guardian Insurance & Annuity Company, Inc.
                  201 Park Avenue South
                  New York, New York 10003
                  IRS Employer Identification Number: 13-2656036

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  GIAC will hold in its own custody all of the securities of the Separate Account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  No Policies are being distributed currently. When distribution commences, Guardian Investor Services Corporation ("GISC") will be the principal underwriter.

                  Guardian Investor Services Corporation
                  201 Park Avenue South
                  New York, New York 10003
                  IRS Employer Identification Number: 13-26115338

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Delaware

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Separate Account was established pursuant to a resolution of GIAC's Board of Directors on March 27, 1997. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them. The resolution authorizes the issuance of the Policies. There is no such indenture or agreement.

      (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  GIAC intends to act as its own custodian for the safekeeping of the assets of the Separate Account. There is no such indenture or agreement.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The Separate Account has never been known by any other name.

8.    State the date on which the fiscal year of the trust ends.

                  The fiscal year of the Separate Account ends on December 31.

9. Material Litigation. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no such legal proceedings to which the Separate Account, GIAC or GISC is a party pending at this time.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

       General Information Concerning the Securities of the Trust and the
                                Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a)   Whether the securities are of the registered or bearer type.

                  The Policies which are to be issued are of the registered type insofar as all Policies are personal to the policyowner, and the records concerning the policyowner are maintained by or on behalf of GIAC.

      (b)   Whether the securities are of the cumulative or distributive type.

                  The Policies are of the cumulative type, providing for no direct distribution of income, dividends or capital gains. Such amounts are not separately identifiable but are reflected in the payment of the Net Cash Surrender Value or death benefit upon surrender of the Policy or the death of the insured, respectively.

                  Terms such as "Net Cash Surrender Value" that are capitalized but not defined herein are defined terms in the Registration Statement on Form S-6 for the Policies. That Registration Statement is referred to as the "Prospectus," and is incorporated herein by reference. Defined terms from the Prospectus have the same meaning when used herein.

      (c) The rights of security holders with respect to withdrawal or redemption.

                  Incorporated herein by reference to the Prospectus filed concurrently herewith on September 15, 1997, as part of a Registration Statement on Form S-6 under the Securities Act of 1933, describing flexible premium adjustable variable life insurance policies (the "Prospectus"), specifically, the Section entitled "Other Policy Features" (Partial Withdrawals), "Other Policy Features" (Surrender), and "Deduction and Charges" (Transaction Deductions from the Policy Account Value).

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on From S-6; "Other Policy Features" (Fixed-Benefit Insurance During the first 24 Months; Transfers; Transfers from the Fixed-Rate Option; Partial Withdrawals); "Other Information" (Right to Cancel).

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Policy Values and Benefits" (No Lapse Guarantee); "Premiums" (Reinstatement; Default).

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Voting Rights".

      (g)   Whether security holders must be given notice of any change in:

      (1)   the composition of the assets of the trust.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Information" (Rights Reserved by GIAC).

      (2)   the terms and conditions of the securities issued by the trust.

                  No change in the terms and conditions of the Policies that affects a policyowner's rights will be made without notice to the policyowners, except to the extent necessary to ensure that the Policies will continue to qualify as life insurance under the Internal Revenue Code or to preserve favorable tax treatment of the benefits provided by the Policies.

      (3)   the provisions of any indenture or agreement of the trust.

                  Not applicable.

      (4)   the identity of the depositors, trustee or custodian.

                  There are no provisions requiring notice to, or consent of policyowners with respect to any change in the identity of the Separate Account's depositor.

                  GIAC's obligations under the Policies, however, cannot be transferred to any other entity without notice to the policyowner.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

            (1)   the composition of the assets of the trust.

                  Consent of the policyowners is not required when changing the underlying securities of the Separate Account. However, to change such securities, approval of the SEC is required in compliance with Section 26(b) of the 1940 Act. Except as required by federal or state law or regulation, GIAC will not take any action which will adversely affect the rights of policyowners without their consent.

            (2) the terms and conditions of the securities issued by the trust.

                  No change in the terms and conditions of a Policy can be made without the consent of the policyowner, except as required by federal or state law or regulation.

            (3)   the provisions of any indenture or agreement of the trust.

                  Not applicable.

            (4)   the identity of the depositor, trustee or custodian.

                  See Item 10(g)(4) above.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Premiums" (Policy Premiums; Allocation of Net Premiums); "Deductions and Charges"; "Policy Values and Benefits"

                  (Death Benefit Options; Changing the Death Benefit Option; Amounts in the Separate Account; Policy Values); "Other Policy Features" (Policy Proceeds; Policy Loans).

Information Concerning the Securities Underlyin the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have any interest.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Variable Investment Options".

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a)   Name of company.

                  See Items 10(f) and 11 above.

      (b)   Name and principal business address of depositor.

                  Not applicable.

      (c)   Name and principal business address of trustee or custodian.

                  For Guardian-sponsored Funds:
                  State Street Bank & Trust Company
                  Custody Division
                  1776 Heritage Drive
                  North Quincy, Massachusetts 02171

                  State Street Bank & Trust Company is the custodian of each Guardian-sponsored fund's assets, including Baillie Gifford International Fund, Inc. State Street employs foreign sub-custodians to provide custody of the assets of the Baillie Gifford International Fund series.

                  For Value Line-sponsored Funds:
                  Connecticut Bank & Trust Company
                  One Constitution Plaza
                  Hartford, Connecticut 06115

                  For MFS-sponsored Funds:
                  Investors Bank & Trust Company
                  89 South Street
                  Boston, Massachusetts 02110

      (d)   Name and principal business address of principal underwriter.

                  Guardian Investor Services Corporation ("GISC")
                  201 Park Avenue South
                  New York, New York 10003

      (e) The period during which the securities of such company have been the underlying securities.

                  No underlying securities have yet been acquired by the Separate Account.

Information Concerning Loads, Fees, Charges and Expenses.

13.   (a)   Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject: (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; and (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Deductions and Charges".

      (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                  See response to Item 13(a) above.

      (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

                  See response to Item 13(a) above.

      (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee or custodian or principal underwriter.

                  Not applicable.

      (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  See response to Items 13(a) above and 10(e) above.

      (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  Neither GIAC (the depositor and custodian), nor GISC (the principal underwriter), nor any affiliated person of the foregoing, may receive any profit or any other benefit from Policy Premiums or the investments held in the Separate Account not included in the response to Item 13(a) or (d) through the sale or purchase of the Policies or shares of the funds. GIAC will compensate certain other persons, including GISC and GIAC agents, for services rendered in connection with the distribution and servicing of the Policies, but such payments will be made from GIAC's general account assets.

      (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Insureds"; "Premiums" (Policy Premiums).

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Premiums" (Policy Premiums; Allocation of Net Premiums; Crediting Payments).


16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Policy Values and Benefits" (Policy Values; Amounts in the Separate Account); "The Variable Investment Options" (The Separate Account); "Other Policy Features" (Policy Loans; Transfers; Transfers from the Fixed-Rate Option).

17.   (a)   Describe the procedure with respect to withdrawal or redemption by security holders.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Policy Features" (Surrender; Partial Withdrawals); "Other Information" (Right to Cancel).

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities and underlying securities from security holders, or the substance of the provisions of any indenture or agreement pertaining thereto.

                  GIAC is required to honor and process all surrender requests as described in Items 10(c) and 17(a) herein.

                  The funds are required to redeem their shares at net asset value and to make payment therefor to the Separate Account within seven (7) days of the receipt of any redemption request.

      (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                  When a Policy is surrendered, it is cancelled.

18.   (a)   Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  All income and other distributable funds of the Separate Account are reinvested in the shares of the funds that made the distributions and will be added to the assets of the Separate Account.

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  The Separate Account holds certain reserves for the life insurance benefits provided by the Policies.

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Information" (Communications from GIAC).

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a)   Amendments to such indenture or agreement.

                  Not applicable.

      (b)   The extension or termination of such indenture or agreement.

                  Not applicable.

      (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                  Not applicable.

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                  Not applicable.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                  Not applicable.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  Not applicable.

21.   (a)   State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Policy Features" (Policy Loans).

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                  See the response to paragraph (a) of this Item.

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and type of bond.

                  GIAC (depositor). GIAC has been issued a Life Insurance Company Blanket Bond by National Union Fire Insurance Company of Pittsburgh, Pennsylvania that covers the fraudulent/dishonest acts of its officers and directors. The amount of coverage provided is $5,100,000.

                  GISC (principal underwriter). GISC has been issued a Securities Dealers Blanket Bond by National Union Fire Insurance Company of Pittsburgh, Pennsylvania that covers the fraudulent/dishonest acts of its officers and directors. The amount of coverage provided is $5,000,000 per claim (aggregate $10,000,000 per year). In addition, as principal underwriter of the mutual funds, GISC is covered under an Investment Company Blanket Bond that provides $10,575,000 of coverage to the Guardian-sponsored mutual funds offered through the Separate Account and certain other Guardian-sponsored mutual funds.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Policy Features" (Payment Options); "Limits to GIAC's Right to Challenge a Policy" (Incontestability; Misstatement of Age or Sex; Suicide Exclusion); "Other Information" (Assignment).

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization:

                  GIAC is a stock life insurance company. GIAC was incorporated in the State of Delaware on March 2, 1970. It is licensed to sell life insurance and annuities in all 50 states and the District of Columbia. Its Executive Office is located at 201 Park Avenue South, New York, New York 10003.

                  GIAC is a wholly-owned subsidiary of The Guardian Life Insurance Company of America, a mutual life insurance company organized in the State of New York in 1860. Guardian Life is licensed to do a life insurance business in all of the states of the United States and the District of Columbia.

26.   (a)   Furnish information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                  Not applicable.

      (b) Furnish information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                  See Item 13(a)(2). For the year ended December 31, 1996, GIAC was reimbursed $601,135 by Value Line Strategic Asset Management Trust and $406,412 by Value Line Centurion Fund for certain policyowner service expenses incurred by GIAC on such funds' behalf. GIAC has also entered into an agreement pursuant to which it will be reimbursed for certain administrative costs and expenses it incurs as a result of offering the MFS Growth With Income Series to its Policyowners.

                  GIAC wholly owns GISC. GISC serves as the investment adviser to The Guardian Stock, Small Cap Stock, Bond and Cash Funds. Each of these Funds, except the Small Cap Stock Fund, pays GISC an advisory fee at an annual rate of 0.50% of its assets. The Small Cap Stock Fund pays GISC 0.75%. As GISC's owner, GIAC can benefit from the fee income earned by GISC.

                  GIAC owns 51% of the outstanding voting securities issued by Guardian Baillie Gifford, Limited ("GBG"). GBG serves as the investment adviser to Baillie Gifford International Fund. The Fund pays GBG an advisory fee at an annual rate of 0.80% of the Funds assets. GBG pays one-half of these fees to the Fund's sub-investment adviser. That sub-adviser owns the remaining 49% of GBG's voting securities. As a part-owner of GBG, GIAC can benefit from the fee income earned and retained by GBG.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  See Items 25 and 26.

                  GIAC is the depositor and custodian of the following separate accounts which are registered as unit investment trusts under the 1940 Act in connection with the variable annuities and variable life insurance policies issued by GIAC: The Guardian Variable Account 1, The Guardian Variable Account 2, The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D and The Guardian Separate Account E. GIAC is also the depositor of The Guardian Real Estate Account, The Guardian Separate Account H and The Guardian Separate Account I, which are not required to be registered as investment companies. Separate accounts A,B,C,D,E,H and I invest in the same funds as the Separate Account.

                  GIAC wholly owns GISC. GISC is registered as broker-dealer under the Securities Act of 1934 and as an investment adviser under The Investment Advisors Act of 1940. GISC is a member of the National Association of Securities Dealers, Inc. GISC is located at 201 Park Avenue South, New York, New York 10003.

Officials and Affiliated Persons of Depositor

28.   (a)   Furnish as of the latest practicable date information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  Not applicable. See Item 29.

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "GIAC's Management".

Companies Owning Securities of Depositor

29. Furnish as of the latest practicable date information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                  GIAC is wholly owned by The Guardian Life Insurance Company of America, 201 Park Avenue South, New York, New York 10003. Guardian Life holds all of GIAC's outstanding voting securities. See Item 25.

Controlling Persons

30. Furnish as of the latest practicable date information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

                  None.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

      (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

      (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

      (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                  No officer listed in Item 28 above receives any compensation from GIAC. GIAC's officers are salaried employees of Guardian Life, which is GIAC's parent company.

Compensation of Directors of Depositor

32. Furnish the following information with respect to the remuneration for services, exclusive or remuneration under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

      (a)   the aggregate direct remuneration to directors.

      (b)   indirectly or through subsidiaries to directors.

                  No director listed in Item 28 above will receive any compensation from the Separate Account. No separately allocable compensation will be paid by GIAC or any of its affiliates to any person listed for services rendered to the Separate Account.

Compensation to Employees of the Depositor

33.   (a)   Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  GIAC has no employees. All officers of GIAC are salaried employees of Guardian Life. GIAC has an administrative services agreement with its parent, Guardian Life, and is billed quarterly by Guardian Life for the time spent by Guardian Life's employees on GIAC's business, and for GIAC's use of Guardian Life's centralized services and agency force.

                  No such reimbursement has been made with respect to the Separate Account since the Separate Account has not yet commenced operations.

      (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                  Not applicable, since the Separate Account has not yet commenced operations.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33) whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable, since the Separate Account has not yet commenced operations.

IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.   Furnish the names of the states in which sales of the trust's securities
      (a) are currently being made, (b) are presently proposed to be made, and
      (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

                  (a) No sales of the Policies have been made or are currently being made.
                  (b) It is proposed that the Policies will be offered for sale in all jurisdictions where GIAC is licensed to do business.
                  (c) Not applicable.

        36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons of such suspension.

                  Not applicable.

37.   (a)   Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1) Name of officer, agency or body.

                  (2) Date of denial.

                  (3) Brief statement of reasons given for denial.

                  Not applicable.

      (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation; (3) brief statement of reason given for revocation.

                  Not applicable.

38.   (a)   Furnish a general description of the method of distribution of securities of the trust.

                  Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Distribution of the Policy and Other Contractual Arrangements".

      (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  See Item 38(a) above. The Distribution Agreement between GIAC and GISC will remain effective until terminated by either party upon sixty (60) days notice and may not be assigned. See Exhibit A(3)(a) to the Separate Account's Form S-6 registration statement which is incorporated herein by reference.

      (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  See Exhibit A(3)(c) to the Separate Account's Form S-6 which is incorporated herein by reference.

Information Concerning Principal Underwriter

39.   (a)   State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  GISC was organized as a corporation under the laws of the State of New York in 1968.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  No Policies are currently being distributed. GISC is a member of the National Association of Securities Dealers, Inc.

40.   (a)   Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                  Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)   The nature of such fee or participation.

                  (2)   The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                        GISC, the principal underwriter of the Policies, is also the investment adviser to four of the underlying mutual funds available through investment divisions of the Separate Account: The Guardian Stock Fund, The Guardian Small Cap Stock Fund, The Guardian Bond Fund and The Guardian Cash Fund.

                        For the services and facilities GISC provides as these funds' investment adviser, it is paid a management fee at an annual rate of 0.50% (0.75% for the Small Cap Stock Fund) of the average daily net assets of each fund.

                        Since no Policies are currently being distributed, no distribution fees have yet been paid.

41.   (a)   Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in a capacity with respect to any investment company or companies, state their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  GISC is a registered broker-dealer and investment adviser.

                  GISC serves as the principal underwriter and/or investment adviser of the following registered investment companies.

                                        GISC is its              GISC is its
                 Investment              Principal                Investment
                  Company               Underwriter                Adviser
                  -------               -----------                -------

                 The Park Avenue          X           GISC is the investment
                    Portfolio                         adviser of 5 of the six
                                                      series funds comprising
                                                      the Portfolio
                 The Guardian
                  Stock Fund                                        X
                 The Guardian
                  Small Cap
                  Stock Fund              X                         X
                 The Guardian
                  Bond Fund                                         X
                 The Guardian
                  Cash Fund                                         X
                 The Guardian
                 Separate Account A       X
                 The Guardian
                 Separate Account B       X
                 The Guardian
                 Separate Account C       X
                 The Guardian
                 Separate Account D       X
                 The Guardian
                 Separate Account E       X
                 The Guardian
                 Variable Account 1       X
                 The Guardian
                 Variable Account 2       X
                 The Guardian/Value Line
                 Separate Account         X

                      Also, see Item 40(b).

      (b) Furnish as of the latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                      Not applicable.

      (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  Not applicable.

42. Furnish as of the latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                  Not applicable.

43. Furnish for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                  Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.   (a)   Furnish information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of the securities issued by the trust or the valuation of shares of interest in the underlying securities acquired by the holder of a periodic payment plan certificate.

                  Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Premiums" (Policy Premiums; Allocation of Net Premiums); "Policy Values and Benefits" (Policy Values; Amounts in the Separate Account; Net Investment Factor).

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.

                  No Policies have as yet been offered for sale to the public. However, see Exhibit A(5) to the Separate Account's Form S-6 which is incorporated herein by reference. The data pages of this Exhibit illustrate the requested information for a hypothetical Policy.

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  The Minimum Annual Premium depends upon the Face Amount of the Policy and the insured's sex, Age, and underwriting class. Policies issued for insureds who do not satisfy GIAC's underwriting criteria or which are supplemented with additional benefit riders are also subject to additional charges.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

                  (a)   by whose action redemption rights were suspended.

                  (b) the number of days notice given to security holders prior to suspension of redemption rights.

                  (c)   reasons for suspension.

                  (d)   period during which suspension was in effect.

                        Not applicable.

Redemption Valuation of Securities of the Trust

46.   (a)   Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                        The source of quotations for the underlying securities will be provided by the custodian for the funds, State Street Bank & Trust Company.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                        With respect to the underlying funds, net asset value as of the end of the appropriate Business Day is used for valuation purposes.

                  (3) Whether price is as of the day of sale or as of any other time.

                        See Item 10(i) for information about crediting Policy Premiums. The redemption price is as of the end of the Business Day on which a proper written request is received at GIAC's Executive Office.

                  (4) A brief description of the method used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes or unrealized appreciation).

                        See Items 13(a), 13(e), 17(a) and 18(c).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                        See the current prospectuses for each of the funds underlying the Separate Account and Item 13(e).

                  (6)   Whether adjustments are made for fractions.

                        Not applicable.

      (b) Furnish a specimen schedule showing the components of the redemption price to the holder of the trust's securities as at the latest practicable date.

                        As of the date hereof, no Policies have been offered for sale and no amounts have been allocated to the Separate Account.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                  GIAC will maintain a position in each fund's shares by purchasing such shares at net asset value in connection with the Net Premiums allocated to the Separate Account in accordance with instructions from its policyowners, and GIAC will redeem fund shares at net asset value to meet Policy obligations. Also, see Item 16.

V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

      (a)   Name and principal business address.

                  The Guardian Insurance & Annuity Company, Inc.
                  201 Park Avenue South
                  New York, New York 10003

      (b)   Form of organization.

                  The custodian is a stock life insurance company wholly owned by Guardian Life.

      (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                  The custodian was organized under the laws of the state of Delaware.

      (d)   Name of governmental supervising or examining authority.

                  GIAC is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Delaware Commissioner of Insurance. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to do business.

49. State the basis for the payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

                  GIAC does not charge the Separate Account for custodial services.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                  GIAC may not create a lien on the assets of the Separate Account.

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities.*

      (a)   The name and address of the insurance company.

                  The Guardian Insurance & Annuity Company, Inc.
                  201 Park Avenue South
                  New York, New York 10003

      (b)   The types of policies and whether individual or group policies.

                  The Policies are individual variable whole life insurance policies with modified scheduled premiums.

      (c)   The types of risks insured and excluded.

                  The death benefit is the only insurance benefit provided by the Policies exclusive of additional benefit riders. GIAC assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove insufficient. GIAC also assumes the risk that deductions for expenses may be inadequate. GIAC also assumes a risk by guaranteeing that the policy will not lapse, even if Policy Account Value is not sufficient to meet Monthly Deductions if Minimum Annual Premiums have been paid to date.

      (d)   The coverage of the policies.

                  See paragraph (c) of this item.

      (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                  The recipient of a Policy's death proceeds will be the designated beneficiary(ies) or the estate of the policyowner. Contingent and concurrent beneficiaries may be designated. There are no restrictions on the use of the proceeds.

----------
*The Policies are themselves the securities being issued in this case and the response to the questions set forth herein refer to the insurance that is provided by the "security" that is being registered.

      (f)   The terms and manner of cancellation and of reinstatement.

                  The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while a Policy remains in effect. Also, see Item 10(e).

      (g) The method of determining the amount of premiums to be paid by holders of securities.

                  See Item 13(a) and Item 13(e) for information about the amount and method of assessing the charges for the insurance undertakings described in Item 51(c). See Items 10(c), 10(i) and 44(c) for the manner in which the Policy Premium is set.

      (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                  Not applicable.

      (i) Whether any person other than the insurance company received any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

                  No person other than GIAC is authorized to receive the premiums.

                  GIAC may, from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse GIAC for mortality costs and certain expenses. However, any such arrangements or contracts do not affect the Policies or the benefits paid thereunder.

      (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                  Not applicable.

VII. POLICY OF REGISTRANT


52.   (a)   Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  See Items 10(g) and 10(h) regarding GIAC's reserved right to substitute any other investment for shares of the funds presently offered to the Separate Account.

      (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  Not applicable.

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)   the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of any other investment company; and

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                        See Items 10(g) and 10(h).

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

Regulated Investment Company

53.   (a)   State the taxable status of the trust.

                  GIAC is taxed as a life insurance company. The Separate Account is not a separate taxable entity; its operations form a part of GIAC. Hence, the Separate Account will not be taxed separately as a "regulated investment company" under subchapter M of the Internal Revenue Code.

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, as amended, and state its present intention respect to such qualification during the current taxable year.

                  Not applicable.

VII. FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                  Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                  Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

59.   Financial Statements

      Financial Statements of the Trust

      No financial statements are filed for the Separate Account since, as of the date of this registration statement, it has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expenses.

      Financial Statements of the Depositor

      GIAC's financial statements, together with the opinion of Price Waterhouse L.L.P., independent accountants, are included in the Registration Statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. They are incorporated herein by reference.

                                  IX. EXHIBITS



            The following exhibits are incorporated by reference to the Separate Account's registration statement on Form S-6.

        1.  A(1) ........ Resolutions of the Board of Directors of The Guardian
                          Insurance & Annuity Company, Inc. establishing The Guardian Separate Account K.

            A(2) ........ Not Applicable.

            A(3)(a),(b)
            and (c) ..... Distribution Agreements. To be filed by Pre-Effective
                          Amendment.

            A(4) ........ Not Applicable.

            A(5) ........ Specimen of the Flexible Premium Adujstable Variable
                          Life Insurance Policy.

            A(6)(a) ..... Certificate of Incorporation of The Guardian Insurance
                          & Annuity Company, Inc.

            A(6)(b) ..... By-Laws of The Guardian Insurance & Annuity Company,
                          Inc.

            A(7) ........ Not Applicable.

            A(8) ........ Agreement for Services and Reimbursement Therefor
                          between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc.

            A(9) ........ Not Applicable.

            A(10) ....... Form of Application for the Flexible Premium
                          Adjustable Variable Life Insurance Policy.

            A(11) ....... Memorandum on the Policy Issuance, Transfer and
                          Redemption Procedures and on the Method of Computing Cash Adjustment upon Exchange of the Policy.

                                    SIGNATURE



            Pursuant to the requirements of the Investment Company Act of 1940, The Guardian Insurance & Annuity Company, Inc., the depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of New York and the State of New York on the 12th day of September, 1997.




                                      THE GUARDIAN SEPARATE ACCOUNT M
                                           (Name of Registrant)




                                      THE GUARDIAN INSURANCE & ANNUITY
                                               COMPANY, INC.
                                            (Name of Depositor)




                                      By:
                                          -------------------------------
                                               Thomas R. Hickey, Jr.
                                            Vice President, Operations




        Attest:
                ------------------------
                    Sheri L. Kocen
                  Assistant  Counsel